Filed pursuant to Rule 424(b)(3)
File No. 333-254046

UNITED STATES COMMODITY INDEX FUND

Supplement dated June 1, 2022

to
Prospectus dated April 29, 2022

This supplement contains information which amends, supplements or modifies certain information contained in the prospectus of United States Commodity Index Fund dated April 29, 2022 (the “Prospectus”). Please read it and keep it with your Prospectus for future reference.

You should carefully consider the “Risk Factors” beginning on page 8 of the Prospectus before you decide to invest.

1.	The Breakeven Analysis section of the Prospectus, which begins on page 46 of the Prospectus, is deleted in its entirety and replaced with the following:

Breakeven Analysis

The breakeven analysis below indicates the approximate dollar returns and percentage required for the redemption value of a hypothetical investment in a single unit to equal the amount invested twelve months after the investment was made. For purposes of this breakeven analysis, an initial selling price per unit of $49.90, which equals the NAV per share on February 28, 2022, is assumed. In order for a hypothetical investment in shares to break even over the next 12 months, assuming a selling price of $49.90 (the net asset value as of February 28, 2022), the investment would have to generate a 0.967% return or $0.483, rounded to $0.48.

This breakeven analysis refers to the redemption of baskets by Authorized Participants and is not related to any gains an individual investor would have to achieve in order to break even. The breakeven analysis is an approximation only.

Assumed initial selling price per share(1)	$49.90
Management Fees (0.80%)(2)	$0.399
Creation Basket Fee (0.010%)(3)	$(0.001)
Estimated Brokerage Fees (0.072%)(4)	$0.036
Interest Income (0.024%)(5)	$(0.012)
Registration Fees (0.00%)	$0.000
Independent Director and Officer Expenses (0.021%)(6)	$0.011
Professional Expenses (0.101%)(7)	$0.050
Amount of trading income (loss) required for the redemption value at the end of one year to equal the initial selling price of the share	$0.483
Percentage of initial selling price per share	0.967%

(1)

In order to show how a hypothetical investment in shares would break even over the next 12 months, this breakeven analysis uses an assumed initial selling price of $49.90 per share, which is based on the NAV per share of USCI at the close of trading on February 28, 2022. Investors should note that, because USCI’s NAV changes on a daily basis, the breakeven amount on any given day could be higher or lower than the amount reflected here.

(2)

USCI is contractually obligated to pay USCF a management fee of 0.80% per annum on its average total net assets. “Average total net assets” are the sum of the daily total net assets of USCI (the NAV of USCI calculated as set forth in “Calculating Per Share NAV” beginning on page 69) divided by the number of calendar days in the year. On days when markets are closed, the daily total net assets are the daily total net assets from the last day when the market was open. See page 7 for a discussion of net assets of USCI.

(3)

Authorized Participants are required to pay a Creation Basket fee of $350 for each order they place to create one or more baskets. This breakeven analysis assumes a hypothetical investment in a single unit, which would equal the $350 Creation Basket fee divided by the total number of outstanding shares plus the 50,000 shares created by the Creation Basket. This calculation will always result in a value that is below 0.010%, but for purposes of this breakeven analysis we assume a creation basket fee of 0.010%.

(4)	This amount is based on the actual brokerage fees for USCI calculated on an annualized basis.
(5)	Interest earned on USCI’s assets, including its Treasuries holdings.

(6)

Independent Director and Officer Expenses include amounts paid to independent directors and for officers’ liability insurance. The foregoing assumes that the average total net assets of USCI as of December 31, 2021, which were $210,130,456, were aggregated with the average total net assets of the Related Public Funds as of December 31, 2021, that the aggregate fees paid to the independent directors for the year ended December 31, 2021 was $1,082,000 and that the allocable portion of the fees borne by USCI based on the proportion of its average total net assets when aggregated with the average total net assets of the Related Public Funds equals $45,061.

(7)	Professional Expenses include expenses for legal, audit, tax accounting and printing. USCI estimates the costs attributable to Professional Expenses for the year ended December 31, 2021 is $212,800. The number in the break-even table assumes USCI had $210,130,456 in average total net assets during the year ended December 31, 2021.

2.	The last sentence of the first paragraph on the cover page of the prospectus is deleted and replaced with the following:

“In order for a hypothetical investment in shares to break even over the next 12months, assuming a selling price of $49.90 (the net asset value as of February 28, 2022), the investment would have to generate a 0.967% return or $0.483 rounded to $0.48.”